Filed by Trulia, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Market Leader, Inc.

Commission File No.: 333-189226

SUPPLEMENT DATED AUGUST 5, 2013

TO

PROXY STATEMENT/PROSPECTUS DATED JULY 16, 2013

GENERAL INFORMATION

The following information supplements, and should be read in conjunction with, the proxy statement/prospectus dated July 16, 2013 (the “proxy statement/prospectus”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) and mailed on or about July 17, 2013 to shareholders of record as of the close of business on July 15, 2013 of Market Leader, Inc., a Washington corporation (“Market Leader”), relating to a special meeting of shareholders of Market Leader at which Market Leader’s shareholders will be asked to consider and vote upon (a) a proposal to approve the Agreement and Plan of Merger, dated as of May 7, 2013, by and among Market Leader, Trulia, Inc. (“Trulia”) and Mariner Acquisition Corp., which is referred to as the merger agreement, (b) a proposal approve, on a non-binding, advisory basis the compensation payable to Market Leader’s named executive officers that is based on or otherwise relates to the merger, and (c) a proposal to adjourn the Market Leader special meeting to solicit additional proxies in favor of the proposal to approve the merger agreement, if there are not sufficient votes at the time of such adjournment to approve the merger agreement. To the extent that information herein differs from or updates information contained in the proxy statement/prospectus, the information contained herein supersedes the information contained in the proxy statement/prospectus. Any defined terms used but not defined herein shall have the meanings set forth in the proxy statement/prospectus.

PROPOSED SETTLEMENT OF LITIGATION

As previously disclosed on page 89 of the proxy statement/prospectus under the heading “Litigation Relating to the Merger,” Market Leader, all of the members of Market Leader’s board of directors, Trulia, and Mariner Acquisition Corp. (collectively, “Defendants”) are named as defendants in the following purported class action complaints: the Lynn Complaint, the Reddy Complaint, and the Jamason Complaint. The complaints sought equitable relief, including an injunction preventing the consummation of the merger and an award of attorneys’ and other fees and costs.

On July 8, 2013, the King County Superior Court ordered the consolidation of the three actions under the caption In re Market Leader Inc. Shareholders’ Litigation, No. 13-2-20796-6 SEA (the “Action”), and appointed Arjun Reddy as Lead Plaintiff and Faruqi & Faruqi LLP as Lead Counsel.

On July 15, 2013, Lead Plaintiff Reddy filed the Consolidated Class Action Complaint (“Consolidated Complaint”), which superseded the Lynn Complaint, the Reddy Complaint and the Jamason Complaint. The Consolidated Complaint alleges that Market Leader’s board of directors breached its fiduciary duties by failing to maximize shareholder value or to engage in a fair sale process before approving the proposed acquisition of Market Leader by Trulia. The Consolidated Complaint also alleges that Defendants failed to provide Market Leader shareholders with material information regarding the merger in the proxy statement and related public filings. The Consolidated Complaint further alleges that Market Leader, Trulia and Mariner Acquisition Corp. aided and abetted the Market Leader directors’ breaches of fiduciary duty. The Consolidated Complaint seeks an injunction prohibiting the consummation of the merger, rescission to the extent the merger terms have already been implemented, damages for the alleged breaches of fiduciary duty, and payment of plaintiffs’ attorneys’ fees and costs.

While Market Leader believes that the Consolidated Complaint and each of the other aforementioned complaints is without merit, and Market Leader and the other Defendants specifically deny the allegations made in the Action and maintain that they have committed no wrongdoing whatsoever, to avoid the costs, disruption and distraction of further litigation, and to permit the timely consummation of the merger, and without admitting the validity of any allegations made in the Action or any of the other aforementioned complaints or any liability with respect thereto, Defendants have concluded that it is desirable that the claims against them be resolved. On August 5, 2013, the Defendants and Lead Plaintiff entered into a memorandum of understanding to settle the Action and resolve all allegations by Lead Plaintiff against Market Leader and the other Defendants. The settlement, which is subject to confirmatory discovery and court approval, provides for the release of all claims against the Defendants relating to the merger, including those alleged in the Consolidated Complaint. In exchange for the releases, Market Leader has agreed to provide additional supplemental disclosures to the proxy statement/prospectus as set forth in this Amendment.

Lead Plaintiff and Lead Counsel intend to apply to the court for an award of fees and reimbursement of costs incurred in connection with the Action. Market Leader reserves the right to oppose the application for an award of fees and reimbursement of costs.

SUPPLEMENTAL DISCLOSURES

Supplement to section entitled “The Merger - Background of the Merger”

The proxy statement/prospectus is hereby amended and supplemented by replacing in its entirety the first paragraph of the section entitled “Background of the Merger” (which appears on page 61) with the following text:

“As part of its ongoing oversight of Market Leader’s business, Market Leader’s board of directors, with input from senior management, has from time to time discussed and evaluated its business, strategic direction, longer-term goals, performance and prospects. In the course of these discussions, Market Leader’s board of directors and certain members of senior management also discussed and reviewed various potential strategic alternatives involving possible acquisitions or business combinations that could complement and enhance Market Leader’s competitive strengths and strategic positions, as well as regularly considered Market Leader’s prospects as an independent company. In connection with the periodic consideration of strategic alternatives by Market Leader’s board of directors during the last few years, Market Leader’s senior management has from time to time had informal discussions with representatives of other companies in the online residential real estate space that were considered potentially complementary and with other companies that represented a potential opportunity to expand Market Leader’s focus to other vertical markets that take advantage of its core competencies outside of the real estate arena. None of these informal discussions led to a definitive proposal or binding agreement with any of the companies with whom Market Leader held such discussions.”

The proxy statement/prospectus is hereby amended and supplemented by replacing in its entirety the second paragraph of the section entitled “Background of the Merger” (which appears on page 61) with the following text:

“At a board of directors meeting held on May 22, 2012, Market Leader’s directors, including Market Leader’s President and Chief Executive Officer, Ian Morris, reviewed and discussed the positive progress in Market Leader’s business results and improvement in its stock price over the past year, and discussed strategic alternatives to further enhance shareholder value. The strategic alternatives considered by the Market Leader board ranged from continuing as an independent company, including raising capital to pursue acquisitions or other growth opportunities, to a potential sale of the company or strategic business combination. Mr. Morris outlined a plan to identify an investment bank to help inform the directors and senior management on strategic alternatives, which plan had the support of the directors. In May and June 2012, Mr. Morris and Jackie Davidson, Market Leader’s Chief Financial Officer, along with Nikesh Parekh, Market Leader’s Executive Vice-President of Product, held discussions with various investment banks. As a result of this process, senior management of Market Leader identified GCA Savvian Advisors, LLC, or GCA Savvian, as the preferred financial advisor to assist in the exploration of strategic alternatives and in June 2012 began to work with GCA Savvian on an informal basis.”

The proxy statement/prospectus is hereby amended and supplemented by replacing in its entirety the sixth paragraph of the section entitled “Background of the Merger” (which appears on page 62) with the following text:

“On October 24, 2012, Mr. Morris communicated via email with the Market Leader board of directors about the status of the assessment of strategic alternatives described above. Based on the lack of interest from most of the companies contacted, and the fact that Company A and Company B expressed no interest in pursuing immediate discussions, and in light of Market Leader’s current focus and opportunities for growth, the Market Leader board of directors determined not to engage in any formal outreach to a broader group of companies at that time. The consensus view of members of the Market Leader board at the time was that the board would consider the resumption of efforts to explore a potential sale or other business combination involving Market Leader after the conclusion of its fiscal year and that, in the meantime, Market Leader should continue to execute on its current strategy.”

The proxy statement/prospectus is hereby amended and supplemented by replacing in its entirety the twenty-second paragraph of the section entitled “Background of the Merger” (which appears on page 65) with the following text:

“Market Leader’s board of directors met telephonically on April 6, 2013 to review the status of discussions between Market Leader and Trulia, including Trulia’s revised proposal received on April 5, 2013, with Market Leader’s senior management, and representatives of GCA Savvian and Perkins Coie. An extensive discussion of the key open points – price and deal protections – occurred at this meeting. As a result of that discussion, the Market Leader board of directors determined that the deal protections last proposed by Trulia would be a reasonable trade for a higher purchase price, and directed senior management and GCA Savvian to make a new counterproposal reflecting a purchase price of $11.00 per share (comprising 55% cash and 45% Trulia stock) and agreeing to Trulia’s proposed deal protection terms. At the meeting, representatives of GCA Savvian also revisited the market check activities conducted in the latter half of 2012, which had yielded two potential interested parties, Company A and Company B. GCA Savvian had contacted Company A in the past week and learned that, following their internal review of the acquisition opportunity, Company A was not interested in pursuing a transaction. GCA Savvian had reached out to Company B, but had not yet made contact. With input from senior management and GCA Savvian, the directors discussed whether there might be any additional market check efforts that would be reasonably likely to generate a competing proposal. Mr. Morris advised the board of directors that senior management would work with GCA Savvian to consider the advantages and disadvantages of any further efforts and that the topic would be revisited at a future board meeting. The Market Leader board revisited this topic at the April 26, 2013 meeting of the board described below.”

Supplement to “The Merger - Opinion of GCA Savvian Advisors, LLC”

The proxy statement/prospectus is hereby amended and supplemented by replacing in its entirety the first paragraph (including the bullets immediately thereafter) of the section entitled “Opinion of GCA Savvian Advisors LLC - Comparable Company Analysis” (which appears on page 72) with the following text:

“Based on public and other available information and estimated financial metrics from Market Leader provided by Market Leader’s management, GCA Savvian calculated the multiples of enterprise value, which GCA Savvian defined as equity value, plus debt, preferred stock, minority interests and capital lease obligations, less cash and cash equivalents, to estimated calendar year 2013 and 2014 revenue and earnings before interest, taxes, stock based compensation, depreciation and amortization (EBITDA), for selected companies in three categories: the software as a service vertical, the online real estate services vertical, and the lead generation vertical based on the closing prices of common shares as of May 3, 2013. GCA Savvian believes that the twenty-six companies listed below have similar business, operating and/or financial profiles to that of Market Leader, but noted that none of these companies have the same management, composition, size, operations, or combination of businesses as Market Leader :

Company (1)	CY’13E Revenue Multiple	CY’14E Revenue Multiple	CY’13E EBITDA Multiple	CY’14E EBITDA Multiple
Software as a Service

salesforce.com inc.	6.4x	5.2x	36.7x	29.0x
Concur Technologies Inc.	7.6x	6.1x	34.1x	27.5x
Ultimate Software Group Inc.	6.6x	5.4x	31.0x	27.6x
Cornerstone OnDemand Inc.	10.3x	7.3x	—	—
ExactTarget Inc.	3.6x	3.0x	—	54.4x
Jive Software Inc.	5.5x	4.2x	—	—
LivePerson Inc.	3.4x	2.9x	19.1x	14.8x
Demandware Inc	7.7x	5.8x	—	—
Bazaarvoice Inc.	2.3x	2.0x	—	—
Responsys Inc.	1.5x	1.3x	12.0x	9.5x

Real Estate Vertical

Realogy Holdings Corp.	2.2x	2.0x	14.8x	12.7x
CoStar Group Inc.	7.6x	6.8x	28.0x	22.1x
HomeAway Inc.	7.1x	5.9x	24.8x	19.9x
CoreLogic Inc.	2.1x	2.2x	7.2x	7.1x
Zillow Inc.	12.5x	9.4x	60.2x	39.3x
RealPage Inc.	3.8x	3.2x	15.9x	12.6x
Move Inc.	1.9x	1.7x	13.7x	9.6x

Lead Generation

ValueClick Inc.	3.2x	2.8x	9.5x	8.3x
Bankrate Inc.	3.7x	3.3x	15.1x	12.2x
ReachLocal Inc.	0.7x	0.6x	12.3x	9.2x
eHealth Inc.	1.7x	1.5x	13.0x	9.4x
XO Group Inc.	1.6x	1.5x	8.5x	7.4x
QuinStreet Inc.	1.0x	1.0x	6.6x	6.8x
Tree.com Inc.	1.1x	1.0x	7.6x	5.8x
TechTarget Inc.	1.0x	1.0x	6.0x	5.6x
Marchex Inc. Cl B	1.0x	0.9x	10.4x	6.7x

(1)	“–” indicates multiple that was not meaningful or not publicly available.”

The proxy statement/prospectus is hereby amended and supplemented by adding the following text after the second paragraph of the section entitled “Opinion of GCA Savvian Advisors LLC - Comparable Company Analysis” (which appears on page 72):

“The observed multiples for Market Leader, based on the May 3, 2013 market data and Market Leader management financial estimates, are shown below. The implied multiples based on the $11.00 offer price are also provided below.

The respective Revenue Multiples and EBITDA Multiples for Market Leader are listed below:

Company	CY’13E Revenue Multiple	CY’14E Revenue Multiple	CY’13E EBITDA Multiple	CY’14E EBITDA Multiple
Market Leader (May 3, 2013)	4.5x	3.3x	44.9x	20.7x
Market Leader at $11.00 Offer Price	5.3x	3.9x	53.0x	24.4x”

The proxy statement/prospectus is hereby amended and supplemented by replacing in its entirety the first paragraph (including the two tables immediately thereafter) of the section entitled “Opinion of GCA Savvian Advisors LLC - Comparable Transactions Analysis” (which begins on page 72) with the following text:

“Based on public and other available information and estimated financial metrics from Market Leader provided by Market Leader’s management, GCA Savvian calculated (to the extent relevant financial data was available or meaningful) the multiples of enterprise value to last-twelve-months (LTM) and next-twelve-months (NTM) revenue and NTM EBITDA, using CY2012A and CY2013E Market Leader metrics as a proxy for LTM and NTM, respectively, since quarterly revenue and EBITDA estimates for CY2014E were not available for Market Leader, for the following selected comparable acquisitions of software as a service (SaaS) companies with similar business and/or financial profile to Market Leader that have been consummated or announced since July 2011, in addition to the following selected comparable acquisitions of online real estate vertical companies with similar business and/or financial profile to Market Leader that have been consummated or announced since January 2011. GCA Savvian utilized Wall Street analyst research, CapitalIQ and FactSet financial databases, certain publicly available financial statements and press releases to analyze the relevant LTM and NTM metrics. The transactions used in this comparison were selected because the respective target company possessed similar business and operating characteristics to Market Leader, either as a software as a service provider or as a technology-focused company serving the online real estate segment.

The transactions analyzed, together with their respective announcement dates, LTM and NTM Revenue Multiples and NTM EBITDA Multiples, are listed below(1):

Software as a service (SaaS):

Announcement Date	Acquirer	Target	LTM Revenue Multiple	NTM Revenue Multiple	NTM EBITDA Multiple
4/17/13	Intel	Mashery	18.0x	—	—
2/26/13	Genesys Telecommunications	Angel.com	3.8x	—	—
12/20/12	Oracle	Eloqua	9.7x	9.3x	—
10/11/12	ExactTarget	Pardot	12.9x	—	—
10/2/12	John Wiley & Sons	Deltak.edu	4.1x	—	—
8/27/12	IBM	Kenexa	4.0x	3.2x	18.3x
7/31/12	Google	Wildfire Interactive	11.3x	—	—
6/15/12	Microsoft	Yammer	60.0x	—	—
6/4/12	salesforce.com	Buddy Media	29.8x	—	—
5/24/12	Bazaarvoice	PowerReviews	13.2x	—	—
5/23/12	Oracle	Vitrue	16.3x	—	—
5/22/12	SAP	Ariba	9.1x	8.0x	32.0x
4/30/12	Intuit	Demandforce	11.4x	7.1x	—
2/9/12	Oracle	Taleo	6.3x	5.2x	24.3x
12/8/11	IBM	DemandTec	5.0x	4.6x	41.1x
12/3/11	SAP	SuccessFactors	11.6x	8.4x	—
10/24/11	Oracle	RightNow Technologies	7.4x	6.2x	37.8x
7/12/11	Oracle	InQuira	4.6x	—	—
7/1/11	Providence Equity	Blackboard	3.8x	3.2x	12.7x

Online real estate services:

Announcement Date	Acquirer	Target	LTM Revenue Multiple	NTM Revenue Multiple	NTM EBITDA Multiple
1/18/13	CoreLogic	CDS Business Mapping	—	—	—
11/26/12	Zillow	HotPads.com	—	—	—
11/6/12	Axel Springer	Immoweb.be	—	—	—
10/11/12	Move	Relocation.com	—	—	—
10/31/12	Zillow	Buyfolio	—	—	—
9/4/12	Move	TigerLead Solutions	—	—	—
7/23/12	RealPage	Rent Mine Online	4.0x	—	—
5/2/12	Zillow	RentJuice	—	—	—
3/22/12	Primedia	Rent.com	—	—	—
12/29/11	CoreLogic	Tarasoft	—	—	—
10/26/11	CoStar Group	Virtual Premise	—	—	—
8/22/11	RealPage	MyNewPlace	4.6x	—	—
8/16/11	Ellie Mae	Del Mar Datatrac	2.8x	—	—
5/16/11	TPG Capital	Primedia	2.3x	—	7.0x
4/27/11	CoStar Group	LoopNet	9.5x	7.6x	28.2x
4/12/11	Altus Group	Argus Software	5.3x	—	—
3/24/11	Davis + Henderson	Mortgagebot	6.1x	—	—
3/15/11	CoreLogic	Dorado	—	—	—
3/6/11	RealPage	Compliance Depot	4.1x	—	—
1/1/11	CoreLogic	RP Data	3.0x	—	4.8x

(1)	“–” indicates multiple that was not meaningful or not publicly available.”

The proxy statement/prospectus is hereby amended and supplemented by replacing in its entirety the second paragraph of the section entitled “Opinion of GCA Savvian Advisors LLC - Comparable Transactions Analysis” (which appears on page 74) with the following text:

“No company or transaction used in the comparable transactions analyses is identical to Market Leader or the merger. GCA Savvian noted that none of these companies have the same management, composition, size, operations, or combination of businesses as Market Leader. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the value of the companies and transactions to which Market Leader and the merger, respectively, are being compared.”

The proxy statement/prospectus is hereby amended and supplemented by adding the following text immediately after the second paragraph of the section entitled “Opinion of GCA Savvian Advisors LLC - Comparable Transactions Analysis” as amended in its entirety above:

“The observed multiples for Market Leader, based on the May 3, 2013 market data and Market Leader management financial estimates are shown below. The implied multiples based on the $11.00 offer price are also provided below.

The respective Revenue Multiples and EBITDA Multiples for Market Leader are listed below:

Company	LTM (CY’12) Revenue Multiple	NTM (CY’13E) Revenue Multiple	NTM (CY’13E) EBITDA Multiple
Market Leader (May 3, 2013)	6.1x	4.5x	44.9x
Market Leader at $11.00 Offer Price	7.2x	5.3x	53.0x”

The proxy statement/prospectus is hereby amended and supplemented by replacing in its entirety the first paragraph of the section entitled “Opinion of GCA Savvian Advisors LLC - Premiums Paid Analysis” (which appears on page 74) with the following text:

“GCA Savvian reviewed the consideration paid in acquisitions of 47 North American publicly traded technology target companies involving transaction values between $100 million and $500 million between January 1, 2010 and March 31, 2013. GCA Savvian did not observe any additional acquisitions meeting the above criteria after March 31, 2013. GCA Savvian calculated the premiums paid in these transactions over the applicable stock price of the target company one trading day, thirty trading days and ninety trading days prior to the announcement of the proposed acquisition, and calculated the implied per share value to Market Leader shareholders within a selected range of each of these metrics, as applied to the 1-trading day spot price, the 30-trading day average and the 90-trading day average of Market Leader closing stock prices.”

The proxy statement/prospectus is hereby amended and supplemented by adding the following text immediately after the first paragraph of the section entitled “Opinion of GCA Savvian Advisors LLC - Premiums Paid Analysis” as amended in its entirety above:

“The premiums paid in these transactions over the applicable stock price of the target company one trading day, thirty trading days and ninety trading days prior to the announcement of the proposed acquisition are listed below:

	1-Trading Day	30-Trading Days	90-Trading Days
Low	(5%)	(17%)	(8%)
25th Percentile	16%	21%	24%
Median	31%	35%	47%
75th Percentile	42%	57%	76%
High	120%	126%	159%

The implied $11.00 Offer Price premiums paid over the Market Leader stock price one trading day, thirty trading days and ninety trading days prior to the announcement of the acquisition are listed below:

	1-Trading Day	30-Trading Days	90-Trading Days
Market Leader at $11.00 Offer Price	15%	19%	33%

The proxy statement/prospectus is hereby amended and supplemented by replacing in its entirety the section entitled “Opinion of GCA Savvian Advisors LLC - Discounted Cash Flow Analysis” (which appears on page 75) with the following text:

“Discounted Cash Flow Analysis

GCA Savvian used financial cash flow forecasts of Market Leader for the calendar years 2013 through 2017, as estimated by Market Leader’s management, to perform a discounted cash flow analysis. In conducting this analysis, GCA Savvian assumed that Market Leader would perform in accordance with these forecasts provided by management. GCA Savvian estimated the perpetual cash flows by applying an exit multiple ranging from 10.0 to 12.0 times calendar year 2017 EBITDA, based on GCA Savvian comparative analysis and its judgment, and then discounted the cash flows projected through 2017 and the perpetual cash flows to present values using rates ranging from 13.0% to 17.0%. GCA Savvian considered publicly available data and CapitalIQ and FactSet financial databases when analyzing the range of discount rates for Market Leader, including: a risk-free rate based upon the U.S. Government 5-year Treasury yield, a market risk premium and size premium based upon data from Ibbotson and Associates, and unlevered beta estimates based upon historical price data and CapitalIQ and FactSet financial databases. Based on the midpoint of the discount rates, this method of analysis indicated a range of enterprise values from $254 million to $295 million, each of which were then increased by Market Leader’s estimated net cash to calculate a range of equity values. These equity values were then divided by Market Leader’s common shares outstanding, including net exercise of options, stock appreciation rights, and restricted shares, to calculate implied equity values per share ranging from $8.96 to $10.20. GCA Savvian noted that the per share equity value implied by the merger consideration was above the range of equity values for Market Leader common stock implied by the discounted cash flow analysis.”

The proxy statement/prospectus is hereby amended and supplemented by replacing in its entirety the section entitled “Opinion of GCA Savvian Advisors LLC - Trulia Valuation Analysis - Discounted Cash Flow Analysis” (which appears on page 76) with the following text:

“Discounted Cash Flow Analysis

GCA Savvian used financial cash flow forecasts of Trulia for the calendar years 2013 through 2015, based upon Wall Street analyst research prepared by William Blair & Company, Deutsche Bank Securities, RBC Capital Markets and J.P. Morgan, to perform a discounted cash flow analysis. In conducting this analysis, GCA Savvian assumed that Trulia would perform in accordance with these estimates. GCA Savvian estimated the perpetual cash flows by applying an exit multiple ranging from 20.0 to 25.0 times calendar year 2015 EBITDA, based on GCA Savvian comparative analysis and its judgment, and then discounted the cash flows projected through 2015 and the perpetual cash flows to present values using rates ranging from 15.0% to 19.0%. GCA Savvian considered publicly available data and commonly used financial databases when analyzing the range of discount rates for Trulia, including: a risk-free rate based upon the U.S. Government 5-year Treasury yield, a market risk premium and size premium based upon data from Ibbotson and Associates, and unlevered beta estimates based upon historical price data, Wall Street research and commonly used financial databases. This method of analysis indicated a range of enterprise values from $872 million to $1,182 million, each of which were then increased by Trulia’s estimated net cash to calculate a range of equity values. These equity values were then divided by Trulia’s common shares outstanding, including net exercise of options and restricted shares, to calculate implied equity values per share ranging from $30.68 to $39.27. GCA Savvian noted that the Trulia Share Price was within the range of equity values for Trulia common stock implied by the discounted cash flow analysis.”

The proxy statement/prospectus is hereby amended and supplemented by replacing in its entirety the fourth and fifth paragraphs of the section entitled “Opinion of GCA Savvian Advisors LLC - Miscellaneous” (which appears on page 77) with the following text:

“GCA Savvian has acted as financial advisor to the board of directors in connection with the merger and its opinion and will receive fees for its services. A $500,000 fee was paid following delivery of the opinion and the remainder, which is contingent upon the successful completion of the merger, was estimated to be approximately $5.5 million as of July 24, 2013. In addition, Market Leader has agreed to reimburse GCA Savvian’s expenses and indemnify it against certain liabilities arising out of its engagement.

Except as described above, in the two years prior to May 6, 2013, GCA Savvian has not provided financial advisory and financing services for Market Leader other than pursuant to GCA Savvian’s engagement in respect of a possible acquisition transaction. GCA Savvian has not, at any time, provided financial advisory and financing services for Trulia. However, GCA Savvian may seek to provide such services to Trulia in the future and receive fees for such services.”

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements in this communication include, but are not limited to, our expectations regarding the proposed settlement and the approval of the memorandum of understanding; our expectations that we will complete the acquisition of Market Leader; and our expectations regarding the impact on our business of the acquisition of Market Leader. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks include risks relating to the possibility that the housing market does not continue to strengthen; the risk that consumers, subscribers and advertisers do not continue to use our marketplace; the risk that we experience expenses that exceed our expectations; the risk that Market Leader shareholders may fail to approve the merger agreement; the risk that Trulia and Market Leader will be unable to consummate the merger on the terms set forth in the merger agreement for any reason; the risk that the businesses will not be integrated successfully; the risk that synergies will not be realized or realized to the extent anticipated; the risk that Trulia following merger will not realize on its financing or operating strategies; and the risk that disruption caused by the merger that make it difficult to maintain certain strategic relationships. The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Quarterly Report on Form 10-Q for the three months ended March 31, 2013 that was filed on May 13, 2013. The forward-looking statements in this communication are based on information available to Trulia as of the date hereof, and Trulia disclaims any obligation to update any forward-looking statements, except as required by law.

About the Acquisition of Market Leader

This communication contains information related to a proposed business combination involving Trulia and Market Leader. In connection with the proposed transaction, Trulia has filed with, and had declared effective by, the Securities and Exchange Commission, a Registration Statement on Form S-4 that includes the proxy statement of Market Leader and that also constitutes a prospectus of Trulia. The proxy statement/prospectus and this communication do not constitute a solicitation of any vote or approval, and are not offers to sell Trulia securities and are not soliciting an offer to buy Trulia securities, in any state where the solicitation, offer and sale is not permitted.

The definitive proxy statement/prospectus has been mailed to shareholders of Market Leader. TRULIA AND MARKET LEADER URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders can obtain free copies of the Registration Statement on Form S-4 and the definitive proxy statement/prospectus and other documents filed with the Securities and Exchange

Commission by Trulia and Market Leader through the web site maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of the Registration Statement on Form S-4 and definitive proxy statement/prospectus and other documents filed by Trulia with the Securities and Exchange Commission can also be obtained on Trulia’s website at www.Trulia.com. Free copies of the definitive proxy statement/prospectus and other documents filed by Market Leader with the Securities and Exchange Commission can also be obtained on Market Leader’s website at www.MarketLeader.com.

Trulia, Market Leader and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the Securities and Exchange Commission, be considered participants in the solicitation of Market Leader shareholders in connection with the proposed transaction is set forth in the proxy statement/prospectus described above that has been filed with the Securities and Exchange Commission. Additional information regarding Trulia’s executive officers and directors is included in Trulia’s definitive proxy statement, which was filed with the Securities and Exchange Commission on April 26, 2013, as amended on April 29, 2013, and additional information regarding Market Leader’s executive officers and directors is included in Market Leader’s definitive proxy statement, which was filed with the Securities and Exchange Commission on April 15, 2013. You can obtain free copies of these documents from Trulia by using the contact information below.